FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


    LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX 01, FRANCE
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                              Genesys Conferencing

FOR IMMEDIATE RELEASE
THURSDAY, JULY 26, 2001


GENESYS CONFERENCING REPORTS PRELIMINARY UNAUDITED
PRO FORMA SECOND-QUARTER RESULTS



Rapid Adoption of Automated Services Drives Revenue,

Gross Profit Expansion;

Significant New Business Wins to Contribute to Second-Half 2001;

Comfortable with Outlook for 2001


Highlights:
-   Conferencing services market remains healthy
-   Call volumes surge 43.5% vs. pro forma Q2 2000
-   Rapid adoption of automated services drives 26.4% revenue growth
-   Gross profit up 29.3% from pro forma Q2 2000
-   Significant new business wins around the globe

Montpellier, France--July 26, 2001--Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, today announced preliminary unaudited pro forma results for the second quarter ended June 30, 2001. The results reflect the combined performance of Genesys Conferencing, Vialog Corporation, which was acquired by Genesys on April 26, 2001, and Astound Incorporated, which was acquired on March 28, 2001. Increased call volumes and a strong shift towards automated services produced double-digit revenue growth and gross profit expansion. The company also announced that it had been awarded several significant new contracts that are expected to contribute to second-half growth.

                 Summary Preliminary Unaudited Pro Forma Results
                       (In million Euros, except margins)

                                 Three months ended           Six months ended
                                      June 30,                    June 30,
                                      --------                    --------
                                  2001          2000         2001         2000
-------------------------------------------------------------------------------
 Revenues                         54.1          42.8        106.7         84.2
Gross Profit                      30.0          23.2         59.6         44.50
Gross Margin                      55.4%         54.2%        55.9%        52.9%
EBITDA                             4.2           8.1         11.6         14.7
EBITDA Margin                      7.8%        18.90%        10.9%        17.5%

   Preliminary unaudited pro forma Genesys, Vialog and Astound in French GAAP


Revenues rose 26.4 percent to Euros 54.1 million (U.S $48.5 million) from Euros
42.8 million (U.S. $38.4 million) from the second quarter 2000 on a 43.5 percent increase in call volumes.
However, revenue growth was impacted by a significant shift to automated products, which carry higher margins but generate lower per-minute revenues, and the loss of British Telecom, (BT) which was a Vialog customer. Excluding the impact from BT, a large user of automated services, revenues should have increased 30.6 percent.

Power of Automation Drives Revenues, Gross Margin
"Our revenue growth was solid for the quarter," said Francois Legros, Genesys Conferencing's Chairman and Chief Executive Officer. "As BT is our largest competitor in Europe, we fully expected to lose this business after the Vialog acquisition closed. However, I am pleased to report that despite this loss, our revenue growth has accelerated in the second quarter, reflecting Genesys Conferencing's market-share wins. Moreover, improved pricing for all of our audio services, combined with the rapidly increasing volumes of our automated services, where revenues were up 7.3 percent from the first quarter, easily offset the impact from BT."

Francois Legros noted that fast-growing automated services now account for 33.0 percent of total revenues, attended and reserved unattended services contributed
56.5 percent, video services were 6.1 percent, and web and data, 3.4 percent. High-growth, high-margin automated services now account for 48 percent of total audio volume and 37 percent of total audio revenues, double the level in the second quarter of 2000. North America accounted for 69 percent of revenues, Europe, 28 percent, and Asia-Pacific, 3 percent.

Gross margin profit was up 29.3 percent from the second quarter last year, representing a 120-basis-point improvement. "The true benefit of the shift to automated services is evident in the strong gross-margin improvement from the comparable quarter last year. Our gross margin is growing faster than the rate of our revenues," Francois Legros commented. He said that gross margins in the second quarter were up for all services from second quarter last year, except video. Moreover, the strong shift from attended services to automated services in the second quarter resulted in temporary overcapacity in the company's call centers, where capacity adjustments represents a potential 350-basis-points future gross-margin improvement.

"We saw our customers migrate more quickly than anticipated from attended services to automated services," Francois Legros said. "We had anticipated driving our automated services to 40 percent of total audio revenues by year end and have reached 37 percent by the end of second quarter, one quarter ahead of plans."

Steps to Enhance EBITDA Underway; Outlook Confirmed for 2001
As the company expected, significant investments in the sales presence, and the integration of Astound into Genesys have also contributed to reduce both earnings before interest, taxes, depreciation and amortization (EBITDA) and the EBITDA margin from the 2000 second quarter and this year's first quarter. EBITDA was Euros 4.2 million (U.S. $3.8 million), generating an EBITDA margin of 7.8 percent.

"As expected, the integration of Astound, the expansion of our sales presence, and one-off marketing and positioning efforts in conjunction with the closing of the acquisitions were the primary cause of this temporary decline in EBITDA for the second quarter. Nevertheless, the temporary overcapacity in the call centers also contributed to the second-quarter EBITDA decline," Francois Legros said.

Continuous attention to call-center capacity, and elimination of the second quarter's one-off marketing and positioning expenses, together with continuous growth of automated services and the positive impact of the significant contracts won by Genesys during the second quarter, will drive strong EBITDA-margin improvements for the second half of the year.

"With about 30 percent to 40 percent of temporary employees in our call centers, which gives a very flexible cost structure, and tight control of our corporate expenses that remain below 11 percent of our revenues, we will continue to drive our cost base down," noted Francois Legros. Moreover, we are on track to achieve our target of generating 40 percent of our audio revenues from automated services and 5 percent from web and data services by year end."

Francois Legros confirmed that the company remains comfortable with current analysts' expectations of Euros 200 million to 220 million in revenues and EBITDA margin in the range of 17 percent to 18 percent for the year.


Significant New Business Wins to Contribute to Second-Half 2001
In May, Genesys announced that it signed one of the largest-ever outsourcing contracts for conferencing services with a leading global and U.S. carrier. This customer is expected to ramp up from 500,000 minutes in June to over 7 million minutes in December.

Genesys also recently won significant new contracts, adding customers such as ST Microelectronics, Regus, Completel, and Viseon, which will contribute to second-half 2001 results.


Second-Quarter Conference Call and Webcast
The company will hold two second-quarter earnings conference calls on Thursday, July 26, 2001. The first will be held at 10:30 a.m. French time (GMT+1) or 4:30 a.m. Eastern. The second will be held at 17:30 p.m. French time (GMT+1) or 11:30 a.m. Eastern. Francois Legros and Executive Vice President, Finance Pierre Schwich will host both calls.

You may access the calls by dialing + 1 800 434 7910 or + 44 (0) 208 240 82 45 to join the conference call and participate in the question and answer session for the early call and by dialing + 1 800 553 35 94 or +44 (0) 208 781 05 97 for the later call.

To join the live webcast of the call and follow the slideshow, log on to www.genesys.com and click on the "Q2 2001 Earnings Webcast" icon. If you are unable to participate during the live conference, replay of the conference will be available from www.genesys.com.

Genesys will report full second-quarter and first-half results on September 12, 2001, and hold its analyst meeting the same day in Paris, France.


About Genesys Conferencing
Founded in 1986, Genesys Conferencing is the world's leading conferencing specialist: audio conferencing, data conferencing, video conferencing and webstreaming. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY). Genesys Conferencing's revenue has grown by 24 times, internally and through acquisitions, over the past five years. The company's average yearly revenue growth rate during that same time span was 89 percent. In 2000, Genesys Conferencing's revenue amounted to approximately U.S. $85.3 million, up 95 percent from 1999, representing 305 million of conferencing minutes. Combined revenues of Genesys and Vialog for the full-year 2000 were US $164.4 million.



Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the party's intent, belief or current expectations regarding future events and trends affecting the party's financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001. Although management believes that expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Press and Investor Relations Contacts
Pierre SCHWICH                 Marine BRUN                             Florence CATEL
EVP, Finance                   Shareholder and Investor Relations      Press Relations Corporate
Tel: +33 4 67 06 27 55         Tel: + 33 4 67 06 75 17                 Tel: + 33 4 67 06 27 49
Pierre.schwich@genesys.com     investor@genesys.com                    florence.catel@genesys.com

Paul JOYAL
Press Relations North America
Tel: 781-761-6200
Paul.joyal@genesys.com

SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2001

                                               GENESYS SA


                                               By: /s/ Pierre Schwich
                                               -------------------------------
                                               Name:  Pierre Schwich
                                               Title: Chief Financial Officer